# AMENDED AND RESTATED OPERATING AGREEMENT
## OF
## PUP & POUR LLC.

THIS AMENDED AND RESTATED OPERATING AGREEMENT OF PUP AND POUR LLC. (this "**Agreement**") is made effective Sep 10th, 2024 (the "**Effective Date**"), by the undersigned members (along with any additional member hereinafter admitted to the Company, each a "**member**" and collectively, the "**members**").

## RECITALS

WHEREAS, immediately prior to the execution of this Agreement, Pup & Pour LLC, an Idaho limited liability company doing business as Clubhound (the "**Company**"), was governed by that certain Operating Agreement for Pup & Pour LLC dated January 20, 2023 (the "**Prior Agreement**");

WHEREAS, substantially concurrently with execution of this Agreement, the undersigned members Josh Whitlock and Andrew Estes (the "**New Members**") have been admitted as members of the Company; and

WHEREAS, the members desire to amend, restate, replace, and supersede the Prior Agreement in its entirety, and by their execution hereof, the members do amend, restate, replace, and supersede the Prior Agreement in its entirety.

## AGREEMENT

NOW, THEREFORE, in consideration of the above recitals, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the members hereby agree as follows:

## ARTICLE 1
## THE LIMITED LIABILITY COMPANY

**1.1**    **Formation**. The Company was formed by filing a certificate of organization with the Idaho Secretary of State on November 6, 2020 (the "Certificate"), in accordance with Idaho Code § 30-25-101 *et seq.* – the Idaho Uniform Limited Liability Company Act (the "**Act**").  The managers may amend the Certificate from time to time in their discretion.

**1.2**    **Name**. The name of the Company is Pup & Pour LLC., d.b.a. Clubhound.

**1.3**    **Principal Office**.  The principal office of the Company shall be located at 415 E. Remington St., Garden City, Idaho 83714. The managers may relocate the principal office or establish additional offices from time to time in their discretion.

**1.4**    **Registered Agent**. As of the Effective Date, the Company's registered agent is Jake Whitlock, whose address is 3222 W. Irene St., Boise, Idaho 83703.  The managers may change the registered agent from time to time in their discretion.

**1.5     Events of Dissolution**. The Company shall continue in perpetuity, unless sooner dissolved by:

(a)     the written consent of members holding one hundred percent (100%) of the Voting Interests (as defined in Section 1.8);

(b)     any other event causing a dissolution of a limited liability company under the Act.

**1.6     Management of Business**. The members hereby elect to have the Company manager-managed as provided under the Act. The business and affairs of the Company shall be managed exclusively by the managers.  The Managers shall have the full, complete, absolute and exclusive authority, power and discretion to manage and control the business and affairs of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business and affairs, subject only to the those limited matters requiring the approval of the members (which approval shall be limited to the approval of Class A Members in accordance with the terms hereof) as expressly set forth in this Operating Agreement.  At all times during which there is more than one (1) manager, unless otherwise expressly provided by this Operating Agreement, the agreement of all managers is required to bind or otherwise act for the Company.  At all times during which there is only one manager, the sole manager shall have the authority to bind and other act for the Company, and in such event, all references in this Agreement to the managers shall mean and refer to the single manager.

The initial managers shall be Jake R. Whitlock and Julie C. Emerick.

**1.7     Characters of Business**. The business of the Company shall be to transact any and all businesses for which limited liability companies may be formed under Idaho law.

**1.8     The Members**. The name, addresses, Economic Interests, Units, and Voting Interests (if any) of the members are set forth on Schedule 1 attached hereto and incorporated herein.  There shall be two classes of members: "**Class A Members**," who own both Voting Interests and Economic Interests, and "**Class B Members**," who own Economic Interests only and do not own Voting Interests.  The term "**Voting Interest(s)**" means the right of a member to attend meetings of the members, and the right to vote, consent, approve, or otherwise participate with respect to those matters relating to the Company as to which the express terms of this Operating Agreement vest in the members the right to vote, consent, approve, or otherwise participate.  The term "**Economic Interest(s)**" means the right of a member to its percentage of the profits, losses, and distributions of and from the Company pursuant to this Agreement.  The term "**Membership Interest**" means a member's Economic Interest, Unit(s) and, if applicable, the member's Voting Interest.  The term "**Requisite Member Percentage**" means the vote, consent, approval, or action of members holding at fifty one percent (51%) of the Voting Interests.  The members hereby consent to the admission of the New Members.

**1.9     Units**.   The members' respective Economic Interests are represented by the number of "**Units**" owned by the respective member.  The Company is authorized to issue 1,000 Units at the discretion of the managers.  As of the Effective Date, there are 100 issued and outstanding Units.  The members acknowledge and agree that if the managers admit additional members (resulting in the issuance of additional Units) and/or issue additional Units to existing members, then issuances shall dilute the Economic Interests of the existing members in the total amount of the Units to be issued on a pro rata basis according to the respective Units of the existing members at the time of issuance. Upon admission of an additional member, such additional member shall be required to execute an instrument agreeing to be bound by this Agreement and to make a capital contribution to the Company in an amount determined by the managers.

## ARTICLE 2
## CAPITAL CONTRIBUTIONS

**2.1    Initial Contributions**. The capital contributions of the members shall be shown on the books and records of the Company.  If, as of the Effective Date, a member has not contributed its required capital to the Company, then such member shall contribute the member's required capital within fourteen (14) days after the Effective Date.

**2.2    Additional Contributions**. Except as provided in this Section 2.2, no member shall be obligated to make any additional contribution to the Company's capital. At any time upon the approval of members holding the Requisite Member Percentage, the Company may require the contribution of additional capital by the members. The total amount of the additional capital required shall be determined by the members holding the Requisite Member Percentage. Upon such determination, the managers shall give notice in writing at least fifteen (15) days prior to the date the approved additional contribution is due to all members setting forth the amount of the additional capital contribution approved, the purpose for which such capital contribution is needed, and the date by which the members and Assignees should contribute, and the amount of each member's contribution (which shall be equal to each member's Economic Interest of the total amount).  If a member fails to make the required capital contribution, the Economic Interest of each such defaulting member shall be diluted accordingly.

**2.3    Liability of Members**. The liability of any member to make contribution shall be limited to the amount of the total contribution to be made pursuant to this Article 2. The member shall have no further liability to contribute money to the Company for, or in respect of, the liabilities or obligations of the Company, and the members shall not be personally liable for any obligations of the Company.

## ARTICLE 3
## INCOME, LOSSES AND DISTRIBUTIONS

**3.1    Income and Losses**. The Company's net income or net losses shall be determined on an annual basis and shall be allocated to the members in proportion to their Economic Interests.

**3.2    Distributions**. Annually or at more frequent intervals, as determined by the managers, available funds shall be distributed to the members, in proportion to their Economic Interests. "**Available funds**" for this purpose means the Company's gross cash receipts, less the Company's expenditures, and less the amount that, in the managers' reasonable judgment, the

Company should retain in order to fulfill its business purposes and reserve as the managers reasonably deem advisable to protect the Company from future cash shortfalls.

**3.3     Allocation of Profits and Losses**. Subject to any provisions of this agreement which authorize special allocations, the Company shall allocate all net profits and losses, which shall include every item of income, deduction, gain, loss, and credit, for each calendar year of the Company, to each member pro rata in accordance with the members' Economic Interests during the period over which such profits, losses and tax items were accrued. The members agree to be bound by the provisions of this Article in reporting their shares of Company income and loss for income tax purposes.

Any Company net losses which cannot be allocated to one or more of the members without creating a negative Capital Account shall be allocated to the remaining members in proportion to their capital accounts until all members have a Capital Account of zero.

Net losses allocated when all members have a Capital Account of zero shall be allocated proportionately among the members according to their respective Economic Interests.

ARTICLE 4
**MANAGEMENT**

**4.1     Members**. The liability of the members shall be limited as provided in the Act, regardless of their management of the Company.

**4.2     Powers of Managers**. In addition to and without limiting the power and authority of the managers as set forth in Section 1.6, the managers are authorized on the Company's behalf to make all decisions as to (i) the development, sale, lease or other disposition of the Company's assets and business; (ii) the purchase or other acquisition of other assets of all kinds; and (iii) the management of all or any part of the Company's assets and business.

(a)     The Manager may be removed or replaced upon the approval of members holding the Requisite Member Percentage.

**4.3     Restrictions on Authority of Managing Member**. Notwithstanding anything to the contrary in this Agreement, the managers shall not take any of the following actions without the approval of members holding the Requisite Member Percentage:

**4.3.1**   The purchase, sale, exchange or other transfer of the Property or assets of the Company worth in excess of $10,000.00 or engage or begin any improvement, project or other plan activity wherein the total costs exceed $10,000.00.

**4.3.2**   Borrow money in excess of $3,000.00;

**4.3.3**   Enter into any financial obligations of the Company in excess of 10,000.00.

**4.3.4**   Enter into lease agreements;

**4.3.5** Except as permitted by the approved budget and except with respect to routine evictions, a decision by the managers to settle and/or compromise with respect to any claim against the Company in an amount in excess of $3,000, or to commence any litigation for damages in excess of $3,000.00;

**4.3.6** File a bankruptcy petition or otherwise admit insolvency on behalf of the Company;

**4.3.7** Merge or change the fundamental purpose of the Company.

**4.4** **Time Devoted to Business**. The managers and members shall devote such time to the business of the Company as they in their discretion deem necessary for the efficient operation of the Company's business.

**4.5** **Information Relating to Company**. Each member or an authorized representative shall have access to and may inspect and copy all books, records and materials regarding the Company or its activities. The exercise of the rights contained in this Article 4 shall be at the requesting member's expense.


ARTICLE 5
**RIGHTS AND OBLIGATIONS OF MEMBERS**


**5.1** **Limitation of Liability**. The members shall have no liability to third parties or under this Agreement except as expressly provided herein or by the Act.

**5.2** **Return of Capital**. No member shall be entitled to the withdrawal or return of its capital contributions, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Company may be considered as such by law and then only to the extent provided for herein.


ARTICLE 6
**BOOKS, RECORDS AND ACCOUNTING**


The managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the members shall select. The Company's accounting period shall be the calendar year.


ARTICLE 7
**TRANSFERS**


**7.1** No member may transfer the member's Membership Interest or any portion thereof without first offering in writing to sell the interest to the Company and to all other members as provided in this Section.

**7.1.1** **Notice**. A member who intends to transfer a Membership Interest must first give notice to the Company and to all other members of the member's intent to transfer (the "**Transfer Notice**"). If the member received a written offer, then a copy of that written offer must be attached to the Transfer Notice. If the member received only an oral offer, then a written explanation of the oral offer must be attached to the Transfer Notice. The written explanation must be complete in all details respecting the purchase price and terms of payment.

**7.1.2** Company's Right to Purchase. The Company shall have the first right of refusal to purchase the Membership Interest for the amount set forth in the Transfer Notice. If the Company elects to purchase the Membership Interest, it shall give notice to the selling member and other members, and it shall be sold to the Company pursuant to the terms identified in the Transfer Notice; provided, however, in no event shall closing be earlier thirty (30) days after the Company gives notice of its election to purchase to the selling member. The Company has thirty (30) days from the receipt of the Transfer Notice to make its election.

**7.1.3** **Other Members' Priority Right to Purchase**. If the Company does not elect to purchase all of the Membership Interest, the remaining members may agree to purchase the remaining portion of the Membership Interest. If the one or more of the members elect to purchase the Membership Interest, they shall give notice to the selling member and other members, and it shall be sold to the purchasing members pursuant to the terms identified in the Transfer Notice; provided, however, in no event shall closing be earlier thirty (30) days after the deadline for the members to give notice of their election to purchase to the selling member. If more than one member elects to purchase the Membership Interest, it shall be sold to the purchasing members in such proportionate amounts as their respective Economic Interests bear to the entire Economic Interests held by such purchasing members, or in such other proportion as the purchasing members may agree. The members shall have thirty (30) days from the earlier of receipt of notice from the Company declining to purchase the Offered Interest or the expiration of the Company's thirty (30) day right of first refusal period within which to elect in writing to purchase the Offered Interest.

Notwithstanding anything to the contrary contained in this Agreement, in no event will a Class A Member's Voting Interest be transferred to a Class B Member or new or additional member.

**7.1.4** **Transfer After Nonexercise of Priority Right**. If neither the Company nor any member exercise their respective priority right to purchase the Membership Interest, the selling member may transfer its Membership Interest to the party that made the original offer for the purchase price on the terms contained in the original offer.

The closing on any transfer to a third party under this Section 7.1 must occur within 60 days from the earlier of the expiration of the Company's and the other members' priority rights to purchase or the date on which the Company and all other members have provided written notice of their intent not to exercise their respective priority rights to purchase. If the Membership Interest is not sold to the prospective purchaser for the amount and within the specified time, the Company and the other members will again be offered an opportunity to exercise their respective priority rights to purchase the Membership Interest as provided above.

# ARTICLE 8
## DISSOLUTION AND TERMINATION

**8.1    Final Accounting.** In case of the Company's dissolution, a proper accounting shall be made from the date of the least previous accounting to the date of dissolution.

**8.2    Liquidation.** Upon the Company's dissolution, the managers or some person selected by the Requisite Member Percentage shall act as liquidator to wind up the Company. The liquidator shall have full power and authority to sell, assign and encumber any or all of the Company's assets and to wind up and liquidate the Company's affairs in an orderly and prudent manner. The liquidator shall distribute all proceeds from liquidation to the members in proportion to their Economic Interests.

**8.3    Distribution in Kind.** If the liquidator shall determine that a portion of the Company's assets should be distributed in kind to the members, the liquidator shall distribute such assets to them in undivided interests as tenants in common in proportion to their Economic Interests.

**8.4    Statement of Termination.** When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the members, the managers shall file a statement of termination in accordance with Idaho Code § 30-25-702(b)(2)(F), or any successor statute relating thereto. Upon filing the statement of termination, the existence of the Company shall cease, except as otherwise provided in the Act.

# ARTICLE 9
## AMENDMENT TO AGREEMENT

Any amendment to Agreement shall be in writing, and shall become effective only upon approval of the Requisite Member Percentage.

# ARTICLE 10
## DISPUTE RESOLUTION

**10.1    Alternate Dispute Resolution.** In the event that a dispute arises among the members regarding this Agreement or any matter related to the conduct or operation of the business and affairs of the Company, the parties shall resolve such dispute without litigation, utilizing alternate dispute resolution procedures.

**10.2    Resolution of Disputes Among Members.** The members and Company shall use the procedure outlined in this Article to resolve any dispute, contest, or claim that may result among any of the members or between one or more of the members and the Company that may relate to this Agreement. It is the objective and purpose of all parties to resolve all disputes, contests, and claims without litigation using the alternative dispute resolution procedures set out in this Article.

**10.3    Selection of a Mediator.** The members shall each submit to the other a written list of persons whom they consider to be qualified to serve as a mediator. Within 15 days after they exchange their lists of potential mediators the members shall agree upon one mediator to mediate the controversy.

**10.4    Appraisals**.  If it is necessary to obtain an appraisal of the value of a Membership Interest in order to resolve a dispute, each of the parties to the dispute may choose an appraiser to provide a valuation. In the alternative, the parties may agree to select one appraiser. Any appraiser selected to perform an appraisal must be a qualified appraisal with at least 7-years' experience in performing appraisals of small businesses in the State of Idaho. The mediator or arbitrator will determine to what extent the appraisal will be used in resolving any dispute.

**10.5    Arbitration**.  In the case of a dispute or disagreement regarding a matter that cannot be resolved via mediation, the disputed matter or matters shall be referred to three disinterested parties as determined by the members, or if no agreement is reached, as ordered by a Court. The decision in writing signed by any two (2) disinterested parties shall be final.

<p align="center">ARTICLE 11<br>
<b>GENERAL PROVISIONS</b></p>

**11.1    Entire Agreement**. This agreement (i) contains the entire agreement among the parties and supersedes all previous understandings and agreements between the members, whether oral, in a record, implied, course of conduct, or any combination thereof, including, without limitation, the Prior Agreement, (ii) shall be construed in accordance with, and governed by, the laws of the State of Idaho, and (iii) shall be binding upon and shall inure to the benefit of the parties and their respective personal representatives, successors and assigns.

**11.2    Noncompetition**.  In consideration of the benefits provided to each member under this Agreement, and in recognition that the members will be responsible for and have access to certain proprietary and the confidential information of the Company, each member hereby covenants as set forth below.

During a member's ownership in the Company and for a period of eighteen (18) months following the end of a member's ownership in the Company, for any reason, the member shall not (a) engage or become interested (as an owner or stockholder, partner, director, officer, member, creditor, consultant, employee, agent, or representative) in any business in the State of Idaho that operates a dog park and sells beer, wine, and/or liquor, (b) attempt or actually solicit, divert, take away, or perform services for any customer or client of the Company, either for the member's benefit or on behalf of any other person or entity, or (c) solicit, recruit, or otherwise encourage any employee, independent contractor, or other representative/agent of Company to leave the Company, or hire or commercially associate with any employee, independent contractor, or representative/agent of the Company, either for the member's behalf or on behalf of any other person or entity.

Each member acknowledges that the restrictions contained in this Section 11.2 are reasonable and necessary to protect the legitimate interests of the Company and that any violation of these restrictions would result in irreparable injury to the Company.  The members have attempted to limit each member's to compete only to the extent reasonably necessary to protect the Company's legitimate business interests and from unfair business practices and/or unfair competition. The members recognize, however, that reasonable people may differ in making such a determination. Consequently, the members hereby agree that, if the enforceability of any covenant herein is in any way or at any time disputed, a court or other trier of fact may modify and enforce the covenant to the extent it believes to be reasonable under the circumstances existing at that time. The members acknowledge that, in the event of a violation of any such restrictions, the Company shall be entitled to seek all equitable and legal remedies, including temporary, preliminary and permanent injunctive relief as well as an equitable accounting of all earnings, profits and other benefits arising from such violation. In the event of a violation, any period of time referred to in this Section 11.2 shall be extended by a period of time equal to the period beginning with any such violation and ending when such violation shall have been cured/

**11.4    Notice**.    Unless otherwise provided herein, all notices, approvals, consents, requests, elections and other communications required or permitted to be given under this Agreement (each a "**notice**") shall be in writing and shall be given by: (a) hand delivery, in which event such notice shall be deemed duly given and received upon the earlier of delivery or refusal to accept delivery thereof; (b) U.S. Certified Mail, return receipt requested, with postage prepaid, in which event such notice shall be deemed duly given on the date of mailing and shall be deemed received upon the earlier of the date of actual receipt, the date of delivery as shown on the return receipt, or the third day after deposit in the mail; (c) a nationally-recognized overnight delivery service (e.g., FedEx), in which event such notice shall be deemed duly given on the date deposited with such service and deemed received upon the earlier of the actual date of receipt or the day after deposit with the nationally-recognized overnight delivery service; or (d) email transmission, in which event such notice shall be deemed duly given on the date sent and deemed received on the date sent if sent before 5:00 PM Boise, Idaho local time, or on the next day, if sent after 5:00 PM Boise, Idaho local time. Notwithstanding the foregoing, actual receipt of a notice, however given and from whomever received shall always be effective. All such notices shall be addressed to the manager, appropriate member, or the Company at their respective addresses set forth in this Agreement, or at such other address as the manager, member or the Company may specify from time to time by notice to the all the members and the Company.

**11.6    Counterpart Execution**.    This Agreement may be executed in any number of counterparts with the same effect as if all of the members had signed the same document. All counterparts shall be construed together and shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Agreement or any exhibit attached hereto via electronic mail or document signature service (such as DocuSign) shall be as effective as delivery of an executed original.

**11.7    Construction Principles**. Words in any gender shall be deemed to include the other genders. The singular shall be deemed to include the plural and vice versa. The headings and underlined paragraph titles are for guidance only and shall have no significance in the interpretation of this agreement.

[end of text]

IN WITNESS WHEREOF, the undersigned members execute this Agreement as of the Effective Date.

Jake Whitlock 9/10/2024

Jake Whitlock

9/10/2024

Julie Emerick

Brian Emerick 9/12/2024

Brian Emerick

Grace Gyurkey

9/11/2024

Peeyush Kumar

9/12/2024

River Curtis

9/11/2024

Josh Whitlock

Andrew Estes 9/10/2024

Andrew Estes

## SCHEDULE 1

### Names, Addresses, Units, Economic Interests, and Voting Interests (if any) of the Members

| | Name | Membership Interests | | |
|---|---|---|---|---|
| | | Units | Economic Interests | Voting Interests |
| **Class A Members** | Jake Whitlock<br>[redacted] | 48.5 | 48.5% | 48.5% |
| | Julie Emerick<br>[redacted] | 15 | 15% | 15% |
| | Brian Emerick<br>[redacted] | 15 | 15% | 15% |
| | Grace Gyurkey<br>[redacted] | 7.5 | 7.5% | 7.5% |
| **Class A Members** | Peeyush Kumar<br>[redacted] | 7.5 | 7.5% | 7.5% |
| | River Curtis<br>[redacted] | 3.0 | 3% | 3% |
| | Josh Whitlock<br>[redacted] | 0.5 | 0.5% | 0.5% |
| | Andrew Estes<br>[redacted] | 3.0 | 3% | 3% |
| | **Total** | **100.0000** | **100.0000%** | **100.0000%** |